THIS IS A VOTING INSTRUCTION FORM.

You are receiving this voting instruction form because you hold shares in the above Security. You have the right to vote on proposals being presented at the upcoming Extraordinary General Meeting to be held on

VOTING INSTRUCTIONS

X

E58124-S81866

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

Please check this box if you plan to attend the Meeting and vote these shares in person. ☐

The Board recommends you vote FOR the following proposal(s): 1 and 2

	For	Against	Abstain
1. Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves (*réserves disponibles*) of the Company, (ii) in compliance with and for all purposes allowed by applicable laws and regulations and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan as may be approved by the Board) on one or several occasions up to a number of the Company's issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000, provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company's available free reserves (*réserves disponibles*) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected, and which shall not be less than the par value per common share.	☐	☐	☐
2. Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.	☐	☐	☐

Note: Such other business as may properly come before the meeting or any adjournment thereof.

Note: Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET on February 19, 2019.

	Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

V1.6 02-11-19

0

PACIFIC DRILLING S.A. (the "COMPANY")

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Proxy Solicited for Extraordinary General Meeting on February 22, 2019

The undersigned hereby authorize(s) and appoints any director, Chief Financial Officer or Secretary of the Company or any other officer of the Company each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held in Luxembourg on February 22, 2019 at 10:00 a.m. (Central European Time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Company on or around February 14, 2019.

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

February 22, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please sign, date and mail your proxy card in the envelope provided before February 20, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000003000000000 1 022219

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. The Board has fixed the close of business on February 8, 2019, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2. At the extraordinary general meeting, the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3. No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office no later than five (5) business days prior to the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

	FOR	AGAINST	ABSTAIN
1. Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves (réserves disponibles) of the Company, (ii) in compliance with and for all purposes allowed by applicable laws and regulations and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan as may be approved by the Board) on one or several occasions up to a number of the Company's issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000, provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company's available free reserves (réserves disponibles) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected, and which shall not be less than the par value per common share.	☐	☐	☐
2. Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, theSecurities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the shareholder is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the shareholder is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

February 22, 2019

PROXY VOTING INSTRUCTIONS

INTERNET - Access "www.voteproxy.com" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online/phone until 11:59 PM EST February 19, 2019.

MAIL - Sign, date and mail your proxy card in the envelope provided before February 20, 2019

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030000003000000000 1 022219

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. The Board has fixed the close of business on February 5, 2019, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2. At the extraordinary general meeting, the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3. No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office no later than five (5) business days prior to the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves (réserves disponibles) of the Company (ii) in compliance with and for all purposes allowed by applicable laws and regulations and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan as may be approved by the Board) on one or several occasions up to a number of the Company's issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000, provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company's available free reserves (réserves disponibles) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected, and which shall not be less than the par value per common share.	☐	☐	☐
2. Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company in the name and on behalf of the Company with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.